FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* Rayburn, D. B.	2. Issuer Name and Ticker or Trading Symbol Modine Manufacturing Company - MODI						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
							X	Director	10% Owner
							X	Officer (give title below)	Other (specify below)
President and Chief Executive Officer
(Last) (First) (Middle) Modine Manufacturing Company 1500 DeKoven Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Day/Year 2/03/03				7. Individual or Joint/Group Filing (Check Applicable Line)
			5. If Amendment, Date of Original (Month/Day/Year)				X	Form filed by One Reporting Person
(Street) Racine WI 53403								Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								2,293.1554	I	By 401(k)
Common Stock								8,216.9954	I	By ESOP
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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FORM 4 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Options with tandem tax withholding rights	$18.25							1/20/ 1993	1/20 2003	Common Stock	5,479		5,479	D
Options with tandem tax withholding rights	$30.00							1/19/ 1994	1/19 2004	Common Stock	10,000		10,000	D
Options with tandem tax withholding rights	$28.50							1/18 1995	1/18/ 2005	Common Stock	11,000		11,000	D
Options with tandem tax withholding rights	$22.75							1/17/ 1996	1/17/ 2006	Common Stock	15,000		15,000	D
Options with tandem tax withholding rights	$25.25							1/15/ 1997	1/15/ 2007	Common Stock	15,000		15,000	D
Options with tandem tax withholding rights	$33.9375							1/21/ 1998	1/21/ 2008	Common Stock	15,000		15,000	D
Options with tandem tax withholding rights	$33.25							1/20/ 1999	1/20 2009	Common Stock	20,000		20,000	D
Options with tandem tax withholding rights	$25.00							1/19/ 2000	1/19/ 2010	Common Stock	25,000		25,000	D
Options with tandem tax withholding rights	$23.25							1/17/ 2001	1/17/ 2011	Common Stock	25,000		25,000	D
Options with tandem tax withholding rights	$22.78							1/16/ 2002	1/16/ 2012	Common Stock	40,000		40,000	D
Options with tandem tax withholding rights	$18.53							1/06/ 2003	1/06/ 2013	Common Stock	22,400		22,400	D
Phantom Stock (1)	1 for 1	(2)		A		252		(5)	(5)	Common Stock	252	(2)
Phantom Stock (1)	1 for 1	(3)		A		205		(5)	(5)	Common Stock	205	(3)
Phantom Stock (1)	1 for 1	(4)		A		482		(5)	(5)	Common Stock	482	(4)
Phantom Stock (1)	1 for 1							(5)	(5)	Common Stock	1,124(6)		1,124(6)	D
Phantom Stock (1)	1 for 1	2/03/03		D			1,124	(7)	(7)	Common Stock	1,124	$16.20	0	D
Phantom Stock Units	1 for 1	2/03/03		A		602.9695		(8)	(8)	Common Stock	602.9695
Phantom Stock Units	1 for 1							(8)	(8)	Common Stock	5,553.5868 (9)		5,553.5868 (9)	D

Explanation of Responses:

    The plans under which these options were granted, which complies with Rule 16b-3, allows for the provision of tax withholding rights.
    The Reporting Person is a participant in the Modine Employee Stock Ownership Plan (ESOP), Modine Common Stock Fund Units and the Modine Manufacturing Company Pension Trusts. The entities (with the exception of the Modine Common Stock Fund) are also Reporting Persons pursuant to Section 16(a) and files separate statements. Shares held by the Reporting Person in the Plan or Trust are reported on this Statement and on statements filed by the Plan.

		s/D. B. Rayburn	February 5, 2003

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person	Date
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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Page 2

Name and Address of Reporting Person:
D. B. Rayburn
Modine Manufacturing Company
1500 DeKoven Avenue
Racine, WI 53403

Issuer Name and Ticker or Trading Symbol
Modine Manufacturing Company - MODI

Statement for Month/Date/Year:
2/03/03

(1) This report excludes shares of phantom stock acquired pursuant to the Modine Manufacturing Company Executive Supplemental Stock Plan (the "Plan") prior to August 15, 1996, that were excludable from the definition of "derivative securities" pursuant to    former Rule 16a-1(c)(3) and remain outside the scope of Section 16.

(2) These shares of phantom stock were accrued under the on various dates from August 15, 1996 through March 31, 1997 at prices ranging from $25.00 to $27.00 per share.

(3) These shares of phantom stock were accrued under the Plan on various dates during the fiscal year ended March 31, 1998 at prices ranging from $29.625 to $35.375 per share.

(4) These shares of phantom stock were accrued under the Plan on various dates during the fiscal year ended March 31, 1999 at prices ranging from $27.28 to $37.750 per share.

(5) The shares of phantom stock become payable in cash upon the reporting person's retirement or other termination of employment.

(6) Includes phantom shares acquired pursuant to a dividend reinvestment feature of the Plan in transactions exempt from Section 16 pursuant to Rule 16a-11.

(7) These shares of phantom stock are being settled in cash upon termination of the Plan.

(8) These phantom stock units were accrued under the Modine Manufacturing Company Non-Qualified Deferred Compensation Plan and are to be settled in cash following the    reporting person's retirement or other termination of employment.

(9) Includes phantom stock units acquired pursuant to a dividend reinvestment feature of the Modine Manufacturing Company Non-Qualified Deferred Compensation Plan in    transactions exempt from Section 16 pursuant to Rule 16a-11.